[CORPBANCA Logo]

               CORP BANCA ANNOUNCES SECOND QUARTER 2007 FINANCIAL
                    RESULTS RELEASE DATE AND CONFERENCE CALL

Earnings Release:        Tuesday, July 31st, 2007 after 4:00 pm EDT
Conference Call:         Wednesday, August 1st 2007 at 9:30 am EDT

July 25, 2007 - Corp Banca (NYSE: BCA, Santiago: CORPBANCA) announced today that it will release its Second Quarter 2007 financial results after the closing of the market in New York, on Tuesday, July 31st, 2007.

On Wednesday, August 1st, 2007, Corp Banca's management will host a conference call for one hour, to discuss the SECOND QUARTER 2007 FINANCIAL RESULTS and respond to investor questions.

Time:           9:30 am (Santiago, Chile)
                9:30 am EDT (US)
                14:30 pm (UK)

Call Numbers:   U.S.A. participants please dial         1866 819 7111
                Outside the US please dial              +44 1452 542 301
                UK participants please dial             0800 953 0329

Chairperson:     Mr. Mario Chamorro, CEO
You should dial in 10 minutes prior to the commencement of the call.

ALTERNATIVE BACK-UP NUMBERS FOR THE CONFERENCE CALL: In case of any problem with the above numbers, participants should dial one of the following numbers and quote "CORP BANCA":

                U.S.A. participants                     1866 223 0615
                Outside the US participants             +44 1452 586 513
                UK participants                         0800 694 1503

For your convenience, A 24 HOUR INSTANT REPLAY facility will be available, following the completion of the conference call, UNTIL SUNDAY, AUGUST 5th, 2007.

SLIDES AND AUDIO WEBCAST:
There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button "Corp Banca Second Quarter 2007 Results Webcast". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.


TO LISTEN TO THE REPLAY, PLEASE CALL:
Instant Replay Number    U.S.A.:    1866 247 4222       Access Code:  2339939#
Instant Replay Number    OTHER:     +44 1452 550 000    Access Code:  2339939#
Instant Replay Number    U.K.:      0800 953 1533       Access Code:  2339939#

ABOUT CORP BANCA
CORP BANCA (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

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FORWARD-LOOKING INFORMATION
Certain statements contained herein constitute forward-looking statements. Such statements are based on the point of view and the assumptions of management and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implied in such statements.

                    FOR FURTHER INFORMATION PLEASE CONTACT:
CORP BANCA                                     CAPITAL LINK
Pablo Mejia Ricci                              Nicolas Bornozis
Head of Investor Relations                     President
Tel: (56-2) 660-2342                           Tel: 212-661-7566
Santiago, Chile                                New York, USA
Email: pablo.mejia@corpbanca.cl                Email: nbornozis@capitallink.com